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                              Filed by MB Financial, Inc.
                              Pursuant to Rule 425 under
                              the Securities Act of 1933
                              and deemed filed pursuant
                              to Rule 14a-12 under the
                              Securities Exchange
                              Act of 1934

                              Subject Companies: MB Financial Inc. (Exchange Act
                                                  File No. 0-24566
                                                 MidCity Financial Corporation

                              Date: April 20, 2001


FORWARD LOOKING STATEMENTS

     When used in this filing and in other filings with the Securities and Exchange Commission, in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "believe," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "plans," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. Various factors could cause actual results to differ materially from the results anticipated or projected. These factors include, but are not limited to, the following: (1) expected cost savings and synergies from the planned merger of MB Financial, Inc. and MidCity Financial Corporation might not be realized within the expected time frame; (2) revenues following the merger could be lower than expected; (3) costs or difficulties related to the integration of the businesses of MB Financial and MidCity Financial might be greater than expected; (4) the requisite shareholder and/or regulatory approvals of the transaction might not be obtained; (5) deposit attrition, operating costs, customer loss and business disruption following the merger may be greater than expected (6) competitive pressures among depository institutions; (7) the credit risks of lending activities; (8) changes in the interest rate environment and in the demand for loans; (9) general economic conditions, either nationally or in the states in which the combined company will be doing business, might be less favorable than expected; (10) new legislation or regulatory changes; and (11) changes in accounting principles, policies or guidelines.

     We do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

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ADDITIONAL INFORMATION

     A registration statement on Form S-4 will be filed with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of both MB Financial and MidCity Financial seeking their approval of the proposed transaction. Investors and security holders are advised to read the registration statement and joint proxy statement/prospectus because they will contain important information. When filed, these documents can be obtained free of charge from the web site maintained by the SEC at "www.sec.gov." These documents also can be obtained free of charge upon written request to MB Financial, Inc., Investor Relations, 1200 N. Ashland Avenue, Chicago, Illinois 60622 or by calling (773) 645-7868.

     MB Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from MB Financial shareholders to approve the merger. Information about these participants may be obtained through the SEC's web site from the definitive proxy statement filed with the SEC by MB Financial on March 21, 2001. Additional information regarding the interests of these participants, as well as information regarding the directors and executive officers of MidCity Financial, may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

     SET FORTH BELOW IS A MEMORANDUM TO EMPLOYEES OF MANUFACTURERS BANK AND OTHER MATERIAL REGARDING THE PLANNED MERGER OF MB FINANCIAL, THE PARENT COMPANY OF MANUFACTURERS BANK, AND MIDCITY FINANCIAL. THE MEMORANDUM AND THE OTHER MATERIAL HAVE BEEN POSTED ON MB FINANCIAL'S INTRANET FOR EMPLOYEES.

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TO:        All Manufacturers Bank Employees

FROM:      Mitchell Feiger

DATE:      April 20, 2001


I am very pleased to announce that MB Financial, Inc., the parent company of Manufacturers Bank, plans to merge with MidCity Financial Corporation. The combination of our two quality organizations will create a new, even more powerful banking and financial services company with assets exceeding $3 billion. As a result, we will become the third largest independent commercial banking company based in Chicago and the largest independent bank in the area focused on serving middle market businesses. Together, we will have 39 branches, 32 of them located in the Chicago area.

The merger marries two organizations with similar philosophies and customer bases. We both share a commitment to our neighborhoods and the entrepreneurial business community. The combination of our two organizations, in fact, brings us even closer to realizing our goal of becoming the area's premier middle market bank. By combining a company with strong asset generation (Manufacturers), and a company with strong internal funding sources (MidCity), we will position ourselves for exceptional growth in the future. This will enhance your opportunities for career development and create increased shareholder value. All of our customers will benefit from a greater breadth and depth of services as well as the convenience of an expanded branch network.

Upon completion of the transaction, MB Financial will remain our holding company name. We plan to combine MidCity's three Chicago area banks (Mid-City National Bank of Chicago, First National Bank of Morton Grove and First National Bank of Elmhurst) with Manufacturers Bank to create a single $3 billion bank with 32 offices. MidCity's Texas and Oklahoma banks, Abrams Centre National Bank and Union Bank and Trust Company, will retain their names and status as independent banks. The name of the Chicago area bank will be determined prior to the completion of the merger. We expect the merger to be completed before the end of the year.

The combination of our organizations will result in significant change. I recognize that with change comes some uncertainty. As you know, one of our core values is open communications and we fully expect to live up to that value throughout this process. We will continue to share information with you on a regular basis and we will establish a communications vehicle to answer your individual questions. In the meantime, I encourage you to review the Frequently Asked Questions (FAQ) document, which has been posted on the Intranet along with the Press Release and Investor Presentation announcing the merger.

This merger presents a terrific opportunity for employees, customers and shareholders. I am confident that with your help, we'll have a smooth transition. Together, we'll get it done.

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     [MB FINANCIAL LOGO]                 [MIDCITY FINANCIAL CORPORATION LOGO]

                           FREQUENTLY ASKED QUESTIONS

Q:   WHO IS MB FINANCIAL?

A: MB Financial, based in Chicago, is the $1.5 billion publicly traded holding company for Manufacturers Bank. The Bank has been a part of the Chicagoland market for almost 70 years. Manufacturers Bank offers a full range of commercial and consumer banking products through thirteen banking centers.

Q:   WHO IS MIDCITY FINANCIAL CORPORATION?

A: MidCity Financial Corporation, of Chicago, is the $1.8 billion closely held bank holding company for Mid-City National Bank; First National Bank of Morton Grove; First National Bank of Elmhurst; Union Bank and Trust Company (Oklahoma); and Abrams Centre National Bank (Texas). MidCity has been a part of the Chicago landscape for 90 years. The banks offer a full range of commercial and consumer banking products including trust services through nineteen branch locations in Illinois and seven in Oklahoma and Texas.

Q:   WHY ARE MIDCITY FINANCIAL AND MB FINANCIAL MERGING?

A: MidCity Financial and MB Financial both focus on middle market commercial banking. Our business philosophies and customer bases are very similar and our office locations in Illinois are complementary. By merging, we will combine a company with strong asset generation (Manufacturers) and a company with strong internal funding sources (MidCity). The new entity will become the largest independent commercial bank located in Chicago other than Northern Trust and be well positioned for continued growth. In addition, excepting no bank, the company will become the largest independent bank focused on serving middle market businesses in the Chicago area. The combined organization will be a powerful presence in the Chicago market and create significant opportunities for employees, customers and investors.

Q:   WHEN WILL THE COMPANIES MERGE?

A: The merger is expected to be completed before year-end and is subject to regulatory and shareholder approval. We hope to complete our systems conversion and integration in the first quarter of 2002.

Q:   WILL THE NEW COMPANY BE PUBLICLY TRADED?

A:   Yes, it will be traded on NASDAQ under the symbol MBFI.

Q:   HOW CAN I OBTAIN MORE INFORMATION ABOUT MIDCITY FINANCIAL AND MB FINANCIAL.

A: All MidCity employees will receive an annual report and 10K from MB Financial and all Manufacturers employees will receive an annual report from MidCity Financial. You may also access our websites. MidCity can be reached at WWW.MIDCITY.COM and Manufacturers at WWW.MANUFACTURERSBANK.COM and WWW.MBFINANCIAL.COM. A copy of an investor presentation is available on these sites as well as on the Manufacturers Bank Intranet.

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Q:   WHAT WILL THE NAME OF THE COMPANY BE?

A: The name of the holding company upon the completion of the merger will be MB Financial, Inc. This decision was made because as a publicly traded company, MB Financial has already established name recognition among bank stock investors. We have not finalized our decision regarding a name for the Illinois Bank. Abrams Centre National Bank and Union Bank and Trust Company will retain their names.

Q:   WHAT WILL BE THE IMPACT ON MY JOB?

A: If you are a CSA or Teller; Personal Banker; QSM or Teller Supervisor; Banking Center or Branch Manager; Commercial Lender or member of the commercial banking support team, your position will be relatively unaffected. We expect that there will be very limited job reductions in the branches, commercial banking or trust areas of the bank. Jobs in other areas of the Bank will be affected differently. Certain back office and staff functions will be combined and some positions will be eliminated as a result. All departments will receive more information later in a separate communication.

Q: IF MY POSITION IS ELIMINATED, WILL I HAVE AN OPPORTUNITY TO APPLY FOR OPEN POSITIONS IN THE NEW ORGANIZATION?

A: Employees whose jobs have been eliminated will receive first priority for all job openings. We will make every effort to transfer you if your qualifications meet the requirements of an open position. If we are unable to redeploy you, the Bank will provide a severance plan and outplacement services to help you transition to a new job.

Q: IF HR POLICIES ARE DIFFERENT AT MANUFACTURERS AND MIDCITY, WHICH POLICIES WILL WE FOLLOW?

A: Please follow your current policies until the transaction closes. We are in the process of evaluating all company policies and we will provide you with a new Employee Handbook and Policy Manual after the two companies merge.

Q:   WHAT WILL BE THE IMPACT ON MY BENEFITS?

A: Both companies provide health insurance through Blue Cross Blue Shield of Illinois and the HMO and PPO plans are similar. You will continue to use your current health plan through at least the end of the calendar year. It is likely that we will consolidate the health benefits into one plan beginning in 2002.

     One or both companies offer ancillary benefits including Dental, Vision, Short Term Disability, Long Term Disability, and Life Insurance, After the closing, we intend to continue to offer these benefits. Both companies offer Retirement Plans. You will continue to participate in your current plan until at least the closing date. Our intent will be to consolidate these plans sometime after the closing. We have not finalized our decision regarding plan design. Your current accrued retirement benefits will not be impacted as a result of the merger.

Q:   I'M AN OFFICER IN MY CURRENT POSITION. WILL I BE AN OFFICER IN THE NEW
     COMPANY?

A: Some job titles may change after the closing. We expect that any changes in officer status will be limited.


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Q:   I'M ELIGIBLE FOR A PERFORMANCE EVALUATION AND MERIT INCREASE THIS SUMMER.
     HOW WILL THIS BE HANDLED?

A: You will receive your regular performance evaluation and be eligible for your merit increase at the regularly scheduled time.

Q:   WILL OUR COMPUTER SYSTEM CHANGE?

A: We have not finalized a decision regarding a data processing system. We will communicate this to you as soon as we have an answer.

Q:   WHERE WILL THE CORPORATE HEADQUARTERS BE LOCATED?

A: The corporate headquarters will be located at 801 W. Madison Street in Chicago.

Q:   WILL I RECEIVE CREDIT AT THE NEW COMPANY FOR MY LENGTH OF SERVICE?

A:   Yes.

Q:   WHAT SHOULD I SAY TO CUSTOMERS IF I'M ASKED ABOUT THE MERGER?

A: Our merger will create the largest independent bank in Chicago focused on serving middle market businesses. Our customers will benefit from a greater breadth and depth of services. For instance, Manufacturers' customers will have access to Trust Services previously not available to them. In addition, we will now provide the convenience of an expanded branch network with 32 locations in the Chicago metropolitan area. Our combined organization will continue to provide the high quality personal service to which you've always been accustomed.

Q:   WHO WILL BE ON THE SENIOR MANAGEMENT TEAM OF THE NEW COMPANY?

     -    E.M. Bakwin, Chairman of the Board of MB Financial
     -    Mitchell Feiger, President/CEO of MB Financial.
     -    Burton Field, President/CEO of Illinois Bank.
     - Thomas Fitzgibbon, President, CDC, Chief Retail Banking Officer of Illinois bank.
     -    Jeffrey Husserl, SVP and Chief Human Resources Officer.
     -    William McCarty, EVP Wealth Management and Operations.
     -    Thomas Panos, EVP Commercial Banking.
     - Ronald Santo, Chairman of Illinois Bank Board of Directors, Group President of Illinois Bank
     - Jill York, SVP and Chief Financial Officer of Illinois Bank and MB Financial.


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